Waiver of Annual Contract Charge Rider

This rider is a part of the contract to which it is attached. If not shown below, the Rider Data is shown on the Policy Data Page. In the case of a conflict with any provisions in the Contract, the provisions of this rider will control.

Rider Data

Base Policy Number
Rider Issue Date
Rider Effective Date

Waiver of Annual Contract Charge

We may, at our discretion, waive the Annual Contract Charge as shown on the Contract Data Page. We would not waive the Annual Contract Charge unless the amount of net cumulative Purchase Payments exceeds $50,000. The amount of net cumulative Purchase Payments is the sum of all Purchase Payments less all Partial Surrenders and less all amounts applied to provide a fixed annuity or variable annuity. We will not waive the portions of the Annual Contract Charges that are deducted from each Fixed or Variable Annuity payment

[logo]

ReliaStar Life Insurance Company of New York
1000 Woodbury Road, Sute 102
P.O. Box 9004
Woodbury, New York  11797

Executed at our Home Office

Robert C. Salipante     President
/s/ Robert C. Salipante

Susan M. Bergen     Secretary
/s/ Susan M. Bergen

1